Contact

www.linkedin.com/in/erez-ezra
(LinkedIn)

Top Skills

Financial Statements
Crisis Intervention
Customer Success

Languages

English
French
Hebrew

Certifications

Lawyer certification from the Israeli
Bar Association

Erez Ezra

Managing Director (Clear Future VC) and, Head of Strategic
Consulting and Scale-Up (Reichman University)
Herzliya, Tel Aviv District, Israel

Summary

At the helm of Clear Future, our team has cultivated a robust
portfolio of Data Science Technology Startups, specializing in
transformative sectors like Fintech and Smart Mobility (mostly B2B
SaaS business). We are helping steering these startups through
the intricate journey from seed stage to maturity, fostering key
partnerships with leading financial institutions both in the USA and
locally.

Parallel to my investment leadership, I serve as Head of Strategic
Consulting & Scale-Up at Reichman University, where I leverage my
industry insights to enhance the academic rigor of our Global MBA
program.

The past experience as a CEO and Board member at many
companies brings the synergy between my directorship at Clear
Future and my academic role at Reichman University to underscores
a commitment to nurturing the next generation of business
innovators, as well as mentoring aspiring entrepreneurs and develop
impactful courses that bridge the gap between theoretical knowledge
and practical business acumen.

Experience

Clear Future
Managing Director
May 2016 - Present (8 years 10 months)

Clear Future is a Private Investment Fund and Family Office firm that invests
in Data Science Technology startups and helps them become successful
companies.

We specialize in Fintech, Insuretech, Smart Mobility and innovative Retail.

Clear Future is supporting its ventures across all stages of their capital development (including successful M&A's in addition to fund raising) from seed to growth and is cooperating with world-leading financial institutions in the USA and locally.

http://clear-future.com

Reichman University

5 years 8 months

Head Of Strategic Consulting & Scale-Up
July 2024 - Present (8 months)
Israel

Head of Strategy and Business Development, Global MBA Program
September 2022 - Present (2 years 6 months)

Course Developer: From Sales to Customer Success
March 2023 - Present (2 years)

Courses Developer: Crisis Management in Digital Era in collaboration with Michigan University
July 2021 - Present (3 years 8 months)
Herzliyya, Tel Aviv, Israel

In collaboration with Michigan University, ROSS Business School

Business Mentor; and Teaching assistant in Business Strategy course (MBA);
July 2019 - Present (5 years 8 months)

Senior Teaching Assistant at Principles of Strategy course led by Dr. Allègre Hadida, and;

Business Mentor, MBA, Product Track – Initiation of New Venture

HopOn - Seamless Mobility
Board Member
August 2016 - Present (8 years 7 months)

HopOn is specializing in seamless mobility and data collection solutions for public and shared transportation. ⌷

Coral Smart Pool
Board Member
November 2021 - Present (3 years 4 months)

Coral Smart Pool develops innovative AI based robotic pool systems for efficient and automated maintenance and safety.

Innocap
Board Member
April 2022 - Present (2 years 11 months)

Kuni By Aroma Republic
Board Member
November 2021 - Present (3 years 4 months)
Israel

Aroma Republic develops smart home scentware, enhancing ambiance with innovative fragrance solutions. 🔲

Convrt
Board Member
January 2022 - December 2023 (2 years)

CONVRT is specializing in AI based eCommerce solutions combined with web3.

RFISEE
Board Member
October 2016 - February 2023 (6 years 5 months)

Groundbreaking development of four-dimensional radar for autonomous vehicles.

Spaceek
Board Member
October 2016 - December 2018 (2 years 3 months)
Atlanta Metropolitan Area

Spaceek is specializing in IoT-enabled parking analytics solutions. 🔲

TIBA Parking Systems
Chief Executive Officer
2014 - 2016 (2 years)
Greater Atlanta Area

A leading global company (B2B SaaS) in billing and high tech revenue management systems of automated parking facilities.
Lead a major investment resulted in raising tens of millions of dollars.

Responsibility for a U.S. subsidiary which deals with marketing, logistics and support in North and Central America in parallel to establishing new markets in Europe, Africa and Australia.

In less than two years the sales cycle doubled fivefold.

http://www.tibaparking.com/

G4S
9 years

Chief Executive Officer
2010 - 2014 (4 years)

CEO of a global subsidiary of a security tech company in Israel/Monitoring Division (the largest in the country, inclouding 12 branches (nationwide), 840 employees (25 direct repots) in a wide and multilayered macro and micro management with yearly revenue of 200~M ILS.

General Counsel and Head of Legal Department, G4S Israel (LSE: GFS)
2007 - 2010 (3 years)

Responsibility for the provision of internal and external legal services to 5 G4S companies in Israel including dealing with M&A activity and all legal aspects of the group.

Project Manager
2005 - 2007 (2 years)

Electronic Monitoring
Project exceeded the original economic plan by 300% within a 1.5 years compared with the original plan of 3 years. Handled all facets of recruiting, training and managing the exclusive project

Spigelman Koren Zamir & Co.
Associate
2004 - 2005 (1 year)

Goldfarb Seligman
Intern
2003 - 2004 (1 year)

_____

Education

The Wharton School

Global Consulting Practicum, MBA Second Major · (2009 - 2010)

The Hebrew University of Jerusalem

Bachelor of Laws - LLB, Civil and Commercial Law · (1999 - 2003)

IDC Herzliya

Master of Business Administration - MBA, MBA First Major - Global
Management · (2008 - 2010)

The Hebrew University

Medicine · (1997 - 1999)

IDC Executive Education

Senior Executive One-year training · (2018 - 2018)